WisdomTree Digital Trust

250 West 34th Street, 3rd Floor

New York, New York 10119

June 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust (File Nos. 333-255575 and 811-23659)
Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

WisdomTree Digital Trust (the “Trust”) is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 82 (“PEA No. 82”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 82 is to register the WisdomTree Private Credit and Alternative Income Digital Fund as a new series of the Trust.

Please feel free to contact me at 917-267-3721 with any questions or comments.

Sincerely,

/s/ Ryan Louvar

Ryan Louvar
Secretary and Chief Legal Officer